08029256

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37135

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenwich Capital Markets, Inc. d/b/a RBS Greenwich Capital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Steamboat Road
(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol P. Mathis 203-618-2585
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/26/08

OATH OR AFFIRMATION

I, Carol P. Mathis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RBS Greenwich Capital, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Nelsy E. Urban
My Commission Expires 7/31/2012

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[X] (o) Schedule of Segregation Requirements and Funds in Segregation pursuant to the Commodity Futures Trading Commission Regulation.

[X] (p) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Option Customers pursuant to Commodity Futures Trading Commission Regulation 30.7.

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
100

GREENWICH CAPITAL MARKETS, INC.
d/b/a RBS Greenwich Capital
(S.E.C. I.D. No. 8-37135)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Greenwich Capital Markets, Inc.:

We have audited the accompanying statement of financial condition of Greenwich Capital Markets, Inc. (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Greenwich Capital Markets, Inc. at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2008

GREENWICH CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007
(in millions except share data)

ASSETS		
Cash and cash equivalents	$	26
Cash and securities segregated under federal and other regulations		482
Receivables from brokers, dealers and other institutions		2,489
Securities purchased under agreements to resell and other collateralized financing arrangements		64,586
Financial instruments owned, at fair value ($60,893 pledged as collateral)		64,773
Accrued interest receivable		944
Other assets		222
Total Assets	$	133,522
LIABILITIES AND STOCKHOLDER'S EQUITY		
Short-term borrowings	$	875
Payables to brokers, dealers and other institutions		2,247
Securities sold under agreements to repurchase and other collateralized financing arrangements		102,179
Financial instruments sold, but not yet purchased, at fair value		23,634
Accrued interest payable		369
Other liabilities		1,112
Total Liabilities		130,416
Commitments and contingencies (See Note 9)		
Subordinated liabilities		1,070
STOCKHOLDER'S EQUITY		
Common stock, par value $1 per share, 10,000 shares authorized, 8,000 shares issued and outstanding		-
Additional paid in capital		511
Retained earnings		1,525
Total Stockholder's Equity		2,036
Total Liabilities and Stockholder's Equity	$	133,522

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business

Greenwich Capital Markets, Inc. ("GCM") is a wholly owned subsidiary of Greenwich Capital Holdings, Inc. ("Holdings"). Holdings is an indirect wholly owned subsidiary of The Royal Bank of Scotland Group plc ("RBS"). GCM is engaged in the sale, trading and financing of fixed income instruments and related derivatives and futures.

GCM is a Securities and Exchange Commission ("SEC") registered broker-dealer, a primary dealer of U.S. Government securities and a Commodity Futures Trading Commission ("CFTC") designated Futures Commission Merchant ("FCM"). GCM is principally engaged in the purchase, sale and financing of U.S. Treasury, U.S. Agency, mortgage backed and corporate debt securities, and the execution and clearance of exchange traded futures and options on futures contracts. GCM also trades over-the-counter options on U.S. Treasury securities. GCM transacts primarily with institutional counterparties and government sponsored entities.

2. Significant Accounting Policies

Basis of Presentation / Use of Estimates

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America that require management to make estimates and assumptions regarding trading inventory valuations and other matters that affect the financial statement and related disclosures. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates.

Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), "Consolidation of Variable Interest Entities, an interpretation of ARB 51," ("FIN 46(R)"), as revised, requires that a variable interest entity ("VIE") be consolidated by its primary beneficiary, who is the party subject to the majority of the expected losses or the majority of the expected residual returns of the VIE, or both. GCM assesses its involvement with VIEs to determine whether consolidation of VIEs is required.

Cash and Cash Equivalents

GCM has defined cash equivalents as highly liquid investments including money market instruments, federal funds sold, and overnight time deposits with original maturities of three months or less. Substantially all cash is on deposit with major money center banks.

Securitization Activities

GCM securitizes securities and accounts for transfers of financial assets under the provisions of Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 140"). GCM records a sale when the accounting criteria for a sale are met. Those criteria are 1) the assets are legally isolated from GCM's creditors; 2) the transferee entity can pledge or exchange the financial assets or, if the entity is a qualifying special purpose entity ("QSPE") as defined by SFAS No. 140, its investors can pledge or exchange their interests; and 3) GCM does not maintain effective control via an agreement to repurchase the assets before their maturity or have the ability to unilaterally cause the holder to return the assets. Otherwise, transfers are accounted for as collateralized borrowings.

GCM may retain, among other items, interest only strips, and one or more subordinate or senior tranches, all of which are retained interests in the securitized assets. These retained interests are carried at fair value. In the absence of quoted market prices, GCM estimates the fair value of retained interests using observable market data or management's best estimate of certain key assumptions including prepayment speeds, credit losses and forward yield curves.

Collateralized Financing Arrangements
Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at the contract value plus accrued interest as specified in the respective agreements. These securities are principally U.S. Government and U.S. Government Agency obligations. The principal and accrued interest amounts are presented on a net-by-counterparty basis pursuant to FASB Interpretation No. 41 ("FIN 41"), "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements". It is GCM's policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily and GCM may require counterparties to deposit additional collateral or return pledged collateral when appropriate.

Securities borrowed and securities loaned, respectively, are carried at the amounts of cash collateral advanced and received in connection with those transactions. Interest is accrued at the stipulated contract rate. It is GCM's policy to monitor the value of the securities borrowed and loaned on a daily basis and to obtain or return additional collateral as is necessary.

GCM enters into transactions similar to financing activities that do not meet the SFAS No. 140 definition of a secured borrowing. They are accounted for as "buys" and "sells" rather than financing transactions. These transactions are accounted for as a purchase (sale) of the underlying securities with a forward obligation to sell (purchase) the securities. The forward sale (purchase) obligation, a derivative, is recorded on the statement of financial condition at its fair value.

Financial Instruments
Regular-way securities transactions are recorded on the statement of financial condition on trade date and carried at fair value. Fair value is based generally on quoted market prices or dealer price quotations. To the extent prices are not readily available, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time.

Securities transactions in the forward market and when-issued transactions are recorded at full value in the statement of financial condition on a settlement-date basis. The mark-to-market values of these transactions are recorded on the statement of financial condition from trade date through settlement date. Receivables and payables arising from unsettled securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

GCM accounts for derivative instruments under the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Derivative instruments include options, swaps, forward and future contracts. The fair values of derivative instruments are reported in the statement of financial condition on trade date as an asset or liability. Derivative instruments are marked-to-market and are recorded on a net-by-

Continued

counterparty basis where appropriate and where a legal right of set-off exists under enforceable master netting agreements pursuant to FASB Interpretation No. 39 ("FIN 39"), "Offsetting of Amounts Related to Certain Contracts". The fair value of exchange-traded derivative instruments such as futures and certain option contracts are determined by quoted market prices. The fair value of derivative instruments negotiated in the over-the-counter ("OTC") markets is based on dealer price quotations or pricing models which consider, among other factors, contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and the correlations of such inputs.

Income Taxes
GCM accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred income taxes are provided based upon the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. In addition, deferred income taxes are determined using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse. GCM is included in the consolidated U.S. Federal and certain combined state income tax returns of Holding's U.S. holding company parent, NatWest Group Holdings Corporation. In accordance with a tax-sharing agreement with Holdings, the provision for income taxes reflected in the financial statements is computed on a separate company basis and the resulting balances are settled regularly with Holdings.

At January 1, 2007, GCM adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which sets out a framework to determine the appropriate level of tax reserves for uncertain tax positions. Pursuant to FIN 48, a tax benefit is recognized if a position is more likely than not to be sustained. FIN 48 provides guidance on derecognition, classification, interest and penalties and also establishes disclosure requirements to enhance transparency of tax reserves. The adoption of FIN 48 did not have a material effect on GCM's statement of financial condition.

Recent Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. GCM does not expect the adoption of SFAS No. 157 to have a material impact on GCM's statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. GCM does not expect the application of SFAS No. 159 to have a material impact on GCM's statement of financial condition.

In April 2007, the FASB issued FSP No. FIN 39-1, "Amendment of FASB Interpretation No. 39", ("FSP FIN 39-1"). FSP FIN 39-1 amends certain provisions of FIN 39, "Offsetting of Amounts Related to Certain Contracts" and permits companies to offset fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized

Continued

for net derivative positions executed with the same counterparty under the same master netting arrangement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted. Management is currently evaluating the impact of these changes and does not expect the adoption to have a material impact to GCM's statement of financial condition.

3. Cash and Securities Segregated Under Federal and Other Regulations

At December 31, 2007, financial instruments owned with a fair value of $72 million and securities received as collateral from securities purchased under agreements to resell transactions with a fair value of $83 million were in segregation accounts in accordance with Securities and Exchange Commission ("SEC") rules. A deposit of securities with a fair value of $146 million was made on January 3, 2008 for the final establishment of the customer reserve deposit pursuant to SEC Rule 15c3-3.

Cash and cash equivalents valued at approximately $410 million at December 31, 2007 were in segregation accounts in accordance with the Commodities Exchange Act.

4. Financial Instruments

The following table presents GCM's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value, as of December 31, 2007 (in millions):

Type of instrument	Assets	Liabilities
U.S. Government obligations	$13,649	$19,252
U.S. Government Agency obligations	41,532	2,569
Mortgage-backed obligations	6,649	16
Corporate and other obligations	2,437	1,351
Derivative contracts	506	446
	$64,773	$23,634

5. Fair Value

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires GCM to report the fair value of financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Substantially all of GCM's financial instruments are carried at fair value or amounts that approximate fair value. Securities purchased under agreements to resell, securities sold under agreements to repurchase and other collateralized financing arrangements are recorded at their original contract amount plus accrued interest. As the majority of such activities are short term in nature, the carrying value of these instruments approximates fair value.

6. Risk Management

As a major participant in the government securities, credit and asset-backed markets, GCM is exposed to various risks that arise in the normal course of its business. The risks to which GCM is subject to include market, credit, operational, legal and financial control risks.

GCM monitors and controls its risk exposures on a daily basis through a multi-faceted and interrelated series of financial, credit and market risk management monitoring systems that are independent of the front office. Accordingly, GCM believes that it has effective procedures for evaluating and limiting the market, credit and other risks to which it is subject. GCM's senior management have an active role in the risk management process and through documented policies and procedures, require that various internal control and business groups participate in providing monitoring and oversight. These include, but are not limited to, a Risk Management Committee, a New Products Committee, a Complex Transactions Review Committee, an Independent Price Verification Unit, a Credit Committee and an Underwriting Committee. In addition, GCM's risk management practices are subject to periodic review by GCM's internal auditors and RBS Risk Management.

Market Risk
Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price or yield volatility of the underlying instrument imputed from option prices), or other market factors, such as liquidity, will result in market value losses for a position or portfolio. GCM's exposure to market risk is affected by the factors of the markets in which GCM participates as well as the interrelationships between GCM's trading assets and liabilities.

Market risk is monitored daily and controlled through individual and group risk limits, position limits, management oversight, stress testing and regular independent pricing reviews. GCM attempts to control its market risk exposures through hedging strategies and a wide variety of quantitative and qualitative monitoring and analytical review mechanisms, including Value-at-Risk measures.

Credit Risk
Credit risk arises from the potential that a counterparty to a transaction with GCM or an issuer of securities or underlying instruments held by GCM might fail to perform under its contractual obligations, which could result in GCM incurring losses.

GCM controls credit risk by monitoring counterparty credit exposures and collateral values on a daily basis, following an established credit approval process which includes reviewing the financial health of counterparties and requiring collateral to be deposited with GCM when deemed necessary. Collateral held is generally in the form of U.S. Government securities, Federal Agency securities, other qualifying financial instruments, or cash. GCM has established credit limits for issuers and counterparties that are also monitored on a daily basis. GCM further reduces credit risk by entering into enforceable netting agreements and arrangements that enable GCM to terminate the agreement or reset specific contractual terms upon the occurrence of certain events or time periods.

Concentrations of Credit Risk
Concentrations of credit risk arise when a number of customers are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be

Continued

similarly affected by changes in economic conditions. GCM's credit concentrations may arise from trading, underwriting and financing activities. GCM monitors credit risk on both an individual issuer and group counterparty basis.

GCM is engaged in various activities serving a diverse group of corporate and institutional investors. A substantial portion of GCM's transactions are executed with financial institutions that include broker-dealers, commercial banks, money managers, insurance companies and mortgage bankers. GCM's exposure to credit risk can be directly impacted by political, industry, and economic factors including volatile trading markets which may impair counterparties' ability to satisfy their obligations to GCM.

GCM's largest concentration of credit risk relates to securities issued by the U.S. Government and Federal Agencies. At December 31, 2007, financial instruments owned that were obligations of the U.S. Government or Federal Agencies represented approximately 41.3% of GCM's total assets. At December 31, 2007, approximately 91.5% of GCM's securities purchased under obligations to resell and other collateralized financing arrangements were collateralized by such obligations, prior to any netting.

Other Risks

Operational, legal and financial control risk relate to losses GCM may incur due to items such as operational problems regarding execution and settlement, deficiencies in legal documentation or compliance, or inadequacies in financial control systems.

Operational risk is managed through the creation and monitoring of key risk indicators, testing of key control processes, escalation procedures for risk events, the promulgation of documented policies and procedures, a New Products Committee responsible for reviewing and approving all new products, and information systems that monitor and track operational risk events.

Legal risk is managed through the assistance of an in-house Legal and Compliance Department staffed with experienced attorneys and compliance professionals knowledgeable in the firm's areas of business. GCM's in-house lawyers work closely with the business on significant transactions, develop and utilize standard transaction documentation, obtain assistance and advice from experienced outside counsel as needed, and establish and communicate to employees written policies and procedures for the proper conduct of the business in accordance with applicable law, regulation and GCM policy.

GCM seeks to minimize financial control risk through the segregation of responsibility for key functions involved in the gathering, analysis, and presentation of financial information, documented policies and procedures that establish authorized signatories for various key financial control activities, use of external resources for price verification, and multiple reconciliation and confirmation processes performed at regular intervals.

7. Short-term Borrowings

In addition to obtaining short-term borrowings through the repurchase and securities lending markets, GCM obtains short-term financing from Holdings and RBS. At December 31, 2007, the borrowing with Holdings had a weighted average interest rate of 5.0% and maturities of less than one month, and the borrowing with RBS had a weighted average interest rate of 1.8% and maturity on demand.

Continued

8. Subordinated Liabilities

GCM's subordinated liabilities at December 31, 2007 are set forth below:

	Amount (in millions)	Weighted Average Interest Rates
Third Parties	$ 770	6.0%
National Westminster Bank plc ("NatWest")	300	6.2%
Total Subordinated Debt	$1,070	6.1%

The revolving subordinated loan and subordinated note agreements between GCM and third parties have interest rates that fluctuate with Eurodollar and LIBOR rates and mature in 2009 and 2010, respectively. Under the terms of the agreements, GCM must be in compliance with various covenants, the most restrictive of which requires that GCM will not at any time permit the aggregate unpaid amount of its subordinated liabilities to exceed 60% of its Total Capital, as defined in the note agreement.

Additionally, at December 31, 2007, GCM had a $300 million outstanding revolving subordinated loan with NatWest, an affiliate, that had an interest rate that fluctuates with Eurodollar rates; this borrowing will mature within one year. GCM also has an undrawn $300 million revolving subordinated loan with RBS.

The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority, Inc. ("FINRA") and are thus available in computing net capital under the SEC's "Uniform Net Capital Rule". To the extent that the borrowings are required for GCM's continued compliance with minimum net capital requirements, they may not be repaid.

Management believes that GCM was in compliance with all required debt covenants as of and for the year ended December 31, 2007.

9. Commitments and Contingencies

Leases and related commitments
GCM has obligations under noncancelable operating leases, principally for office space, that expire on various dates through 2011.

Minimum future rental commitments, net of minimum sublease rentals, under noncancelable operating leases are set forth as follows (in millions):

Year	Amount
2008	$13
2009	4
2010 – 2011	1
	$18

Securities and other financial instruments sold, but not yet purchased
Securities and other financial instruments sold, but not yet purchased, represent obligations of GCM to purchase securities in the future at prevailing market prices. The future satisfaction

of such obligations may be for amounts greater or less than the amounts recognized on the statement of financial condition.

Forward Financing Arrangements
In connection with its financing activities, GCM had outstanding commitments to enter into collateralized lendings of $2,339 million and had commitments to enter into collateralized borrowings of $1,052 million as of December 31, 2007. All such commitments mature within one year and have stated terms, some of which may be subject to change prior to the effective date.

Letters of Credit
At December 31, 2007, GCM was contingently liable for approximately $16 million of letters of credit issued by third party banks on GCM's behalf to satisfy various collateral and margin deposit requirements at clearing organizations.

Litigation
From time to time, GCM may be involved in certain legal and regulatory proceedings arising out of the conduct of its business. Management believes, based on currently available information and after consultation with counsel, that the resolution of such proceedings, in the aggregate, will not have a material adverse effect on GCM's financial position.

Underwriting Commitments
In the normal course of business, GCM enters into underwriting commitments. Transactions relating to such commitments that were open at December 31, 2007 and subsequently settled had no material impact on the financial statements at that date.

10. Guarantees

In the normal course of its business, GCM may enter into various types of guarantees with counterparties in connection with certain derivative, underwriting, securitization, asset sale and other transactions. Guarantees that are covered by FASB Interpretation No. 45 ("FIN 45") "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", include contracts that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, a liability or an equity security of the guaranteed party, contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, and indirect guarantees of the indebtedness of others even though the payment to the guaranteed party may not be based on changes related to an asset, a liability or an equity security of the guaranteed party.

Derivative Contracts
From time to time, GCM may enter into various derivative contracts that meet the definition of a guarantee under FIN 45. These derivative contracts include certain written bond put options, written foreign exchange options, and written interest rate options. At December 31, 2007, GCM was not party to any derivative contracts that met or potentially met the definition of a guarantee pursuant to FIN 45.

Indemnifications
GCM provides representations and warranties to counterparties in connection with, among other things, certain asset-sale and underwriting transactions and occasionally provides

Continued

indemnifications to those counterparties against potential losses caused by a breach of those representations and warranties. These indemnifications are ordinarily documented in standard contractual terms and are entered into in the normal course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the events or contingencies triggering the obligation to indemnify are generally not expected to occur. Accordingly, GCM has determined that it is not possible to develop an estimate of the maximum payout under these guarantees and indemnifications. Therefore, GCM has not recorded any liabilities in the statement of financial condition as of December 31, 2007 related to these indemnification arrangements.

Other Guarantees
GCM is a member of various exchanges and clearinghouses that trade, settle and clear securities and/or futures contracts. Under standard membership agreements, GCM guarantees the performance of other members and may be required to pay a proportionate share of the obligations of such exchanges or clearinghouses in the event of member defaults. This risk is mitigated in many cases by the exchanges or clearinghouses requiring its members to post collateral. GCM has not recorded any liabilities in the statement of financial condition as of December 31, 2007 related to these arrangements as it believes that it is unlikely that it will have to make material payments under such arrangements.

11. Income Taxes

GCM has state net operating loss carryforwards of $3 million expiring in various years from 2012 through 2026. GCM has established a valuation allowance of less than $1 million with respect to net operating loss carryforwards that management believes will not be utilizable.

GCM settles the income tax provision/(benefit) with Holdings by agreement through intercompany accounts. At December 31, 2007, the amount payable by GCM to Holdings for income taxes was approximately $11 million and is included in "Other liabilities".

The total amounts of gross unrecognized tax benefits at the beginning and ending of the year are as follows:

Unrecognized tax benefits – opening balance	$ 17
Gross decreases – tax positions in prior period	(2)
Gross increases – current period tax positions	2
Lapse of statute of limitations	(3)
Unrecognized tax benefits – ending balance	$ 14

Of the total unrecognized tax benefits, approximately $11 million (net of federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods. Accrued interest related to uncertain tax positions amounted to $3 million at December 31, 2007.

As part of certain combined tax returns, GCM is under audit in several jurisdictions. It is expected that a Connecticut audit of tax years 2001 through 2004 will conclude by the end of 2008. It is not reasonably possible to determine significant increases or decreases in unrecognized tax benefits within the next twelve months; as such, no estimate is yet available. During 2007, audits of GCM were begun by the IRS (2004-2005) and the state of Georgia (2003-2005), with the latter concluding in September 2007 with no change in tax.

Continued

Audits by the states of California (2003-2004) and Connecticut (2001-2004) are in progress. The statute of limitations for other states remains open for 2003 forward.

12. Collateral

In connection with its trading activities, particularly in U.S. Government and Agency securities, GCM enters into collateralized repurchase agreements, securities lending arrangements and certain other collateralized transactions. Such transactions may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. In accordance with industry practice, collateral, in the form of cash or securities, has a fair value in excess of the obligations under the contract.

At December 31, 2007, GCM has accepted collateral that it is permitted by contract or industry practice to sell or repledge. This collateral consists primarily of securities received in connection with reverse repurchase agreements with institutional clients and other broker dealers. The fair value of securities collateral received, excluding the impact of FIN 41, at December 31, 2007 was approximately $86 billion.

In the normal course of business, this collateral is primarily used by GCM to cover short sales and to obtain financing. At December 31, 2007, substantially all of the above collateral has been delivered against securities sold short or repledged by GCM.

At December 31, 2007, all of the securities pledged to secured parties as identified on the statement of financial condition can be sold or repledged by the secured party.

13. Securitization Transactions

GCM engages in mortgage and asset-backed securitization transactions acting in the roles of transferor and/or underwriter of securities. In the normal course of business, GCM securitizes mortgage-backed securities, U.S. Government Agency collateralized mortgage obligations, and other securities. GCM has classified these securitization activities into U.S. Agency, consumer, and commercial based securitizations.

In connection with securitization transactions, GCM establishes special-purpose entities ("SPEs"), in which transferred financial assets are sold to an SPE and repackaged into securities or similar beneficial interests. Transferred assets are accounted for at fair value prior to securitization. The majority of GCM's involvement with SPEs relates to securitization transactions meeting the definition of a QSPE under the provisions of SFAS No. 140. Provided it has relinquished control over such assets as defined by SFAS No. 140, GCM derecognizes financial assets transferred in securitizations. QSPEs as defined by SFAS No. 140, are specifically excluded from the scope of FIN 46(R). For SPEs that do not meet the QSPE criteria, GCM uses the guidance in FIN 46(R) to determine whether the SPEs should be consolidated.

Continued

GCM received proceeds of approximately $23,524 million from securitization trusts in connection with new securitization transactions completed during 2007.

GCM may retain interests in securitized financial assets in the form of senior or subordinated securities or as residual interests in the SPEs established to facilitate the securitization. Retained interests in securitizations are generally not held by GCM to maturity and are typically sold shortly after the settlement of the securitization. This reduces the impact that changes in fair values of retained interests might have on GCM's financial results. Retained interests may be subordinated to other investors' interests. The investors and securitization trusts have no recourse to GCM's other assets for failure of debtors to perform on the securitized loans or securities. The value of retained interests varies and is subject to prepayment, credit, interest rate and other risks on the transferred assets.

At December 31, 2007, the fair value of GCM's retained interests, arising from securitizations that have taken place in current and prior years, was approximately $1,770 million. These retained interests are composed of approximately $1,737 million in U.S. Agency based retained interests, $15 million in consumer based retained interests and $18 million in commercial based retained interests. Retained interests are included in "Financial instruments owned" on the statement of financial condition. Cash flows received during the year from retained interests held in 2007 amounted to approximately $487 million.

Key economic assumptions used in measuring the fair value of retained interests at the date of securitization resulting from securitizations completed during the year were as follows:

Assumptions	U.S. Agency Retained Interests	Consumer Retained Interests	Commercial Retained Interests
Prepayment speed	100-405 PSA	25-30% CPR[1]	0 CPY[2]
Weighted average life	1-18 years	1-3 years	10-14 years
Cash flow discount rate	0-18%	5-10%	5-6%
Credit losses	N/A[3]	0-5% CDR[4]	0% CDR[4]

Continued

The following table sets forth the fair value of retained interests from securitizations as of December 31, 2007, the key economic assumptions used to determine the fair value of retained interests and the sensitivity of the fair value of the retained interests to immediate 10% and 20% adverse changes in those assumptions (dollar amounts in millions):

Assumptions/Impact on Fair Value	U.S. Agency Retained Interests	Consumer Retained Interests	Commercial Retained Interests
Fair value of retained interests at December 31, 2007	$1,737	$15	$18
Prepayment speed[5]	12-36% CPR[1]	20-25% CPR[1]	0 CPY[2]
Impact on fair value of 10% adverse change	$5.0	$0.0	N/A
Impact on fair value of 20% adverse change	$8.2	$0.1	N/A
Weighted average life	0-16 years	0-5 years	6-14 years
Cash flow discount rate	0-35%	7-72%	10-19%
Impact on fair value of 10% adverse change	$30.2	$0.3	$2.0
Impact on fair value of 20% adverse change	$59.0	$0.6	$2.6
Credit losses	N/A[3]	0-8% CDR[4]	0-2% CDR[4]
Impact on fair value of 10% adverse change	N/A	$0.1	$2.4
Impact on fair value of 20% adverse change	N/A	$0.4	$2.5

(1) Constant Prepayment Rate - The CPR range represents the low and high points of a dynamic CPR curve.

(2) CPR with yield maintenance provision and thus prepayment risk is limited.

(3) U.S. Agency retained interests are securities whose principal and interest have been guaranteed by various United States Government Sponsored Enterprises ("GSEs"). These GSEs include Fannie Mae, Freddie Mac, and the Government National Mortgage Association ("Ginnie Mae"). Fannie Mae and Freddie Mac are federally regulated but are privately owned. These GSEs guarantee that the holders of their mortgage-backed securities will receive payments of interest and principal. Securities guaranteed by either of these two GSEs, although not formally rated, are regarded as having a credit rating equivalent to AAA. Ginnie Mae guarantees the timely payment of principal and interest on all of its mortgage-backed securities, and its guarantee is backed by the full faith and credit of the United States Government.

(4) Constant Default Rate

(5) Prepayment speed has been stressed on an overall portfolio basis for U.S. Agency retained interests due to the overall homogeneous nature of the collateral. Consumer and Commercial retained interests have been stressed on a security level basis.

The sensitivities depicted in the preceding table are hypothetical and should be used with caution. The likelihood of those percent variations selected for sensitivity testing is not necessarily indicative of expected market movements because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of a retained interest is calculated without changing any other assumptions. This might not be the case in actual market conditions since changes in one factor might result in changes to other factors. Further, the sensitivities depicted above do not consider any corrective actions that GCM might take to mitigate the impact of any adverse changes in one or more key assumptions.

14. Variable Interest Entities

As discussed in Note 2, FIN 46(R) requires a VIE to be consolidated by a company if that company will absorb the majority of expected losses, receive the majority of the expected residual returns, or both.

GCM regularly creates or transacts with SPEs, some of which may be VIEs. These SPEs are an essential part of GCM's securitization and structured finance businesses.

GCM may perform various functions, including being the seller, structurer or underwriter in securitization transactions. These transactions typically involve entities that are considered to be QSPEs. QSPEs are exempt from the requirements of FIN No. 46(R). For securitization vehicles that do not qualify as QSPEs, the holders of their beneficial interests have no recourse to GCM, and recourse only to the assets held by the related VIE.

Collateralized Debt Obligations ("CDOs") are VIEs with which GCM is also involved. GCM does not retain significant interests in CDOs, nor does it manage such assets or have continuing significant involvement with CDOs. Accordingly, GCM is not required to consolidate such CDOs.

15. Net Capital Requirements

As a registered Broker-Dealer and Futures Commission Merchant, GCM is subject to the net capital rules of both the SEC (Rule 15c3-1) and the Commodities Futures Trade Commission ("CFTC") (Regulation 1.17).

Under the SEC's "Uniform Net Capital Rule," GCM has elected to compute its minimum net capital using the alternative method. As such, GCM is required to maintain minimum net capital of the greater of 2% of aggregate debit items, as defined in Rule 15c3-3, or 8% of customer plus 4% of non-customer risk margin requirements for futures and options on futures positions as defined in the Chicago Mercantile Exchange Rule 970A.

At December 31, 2007, GCM had regulatory net capital of $1,483 million, which was $1,370 million in excess of its required minimum net capital of $113 million.

16. Related Party Transactions

In the normal course of business, GCM conducts transactions with and provides operational and administrative support to affiliated companies for which it receives market rate consideration. Certain GCM activities, primarily futures clearing operations, are guaranteed by NatWest, a wholly owned subsidiary of RBS.

Continued

The following table summarizes GCM's assets and liabilities as of December 31, 2007 with affiliated companies.

	Amount (in millions)
Assets:	
Receivables from brokers, dealers and other institutions	$ 421
Securities purchased under agreements to resell and other collateralized financing arrangements	15,501
Financial instruments owned – Corporate and other obligations	133
Financial instruments owned – Derivative contracts	280
Accrued interest receivable	58
Other assets	154
Liabilities:	
Short-term borrowings	811
Payables to brokers, dealers and other institutions	262
Securities sold under agreements to repurchase and other collateralized financing arrangements	13,833
Financial instruments sold – Derivative contracts	28
Subordinated liabilities	300
Accrued interest payable	53
Other liabilities	570

17. Employee Benefit Plans

Employees of GCM are eligible to participate in GCM's 401(k) Plan ("Plan") subject to the satisfaction of various eligibility requirements. GCM matches a portion of each participant's contribution in accordance with the Plan documents.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2008

Greenwich Capital Markets, Inc.
600 Steamboat Rd.
Greenwich, CT 06830

In planning and performing our audit of the financial statements of Greenwich Capital Markets, Inc. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 27, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of

internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END